FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER 30, 2004

International KRL Resources Corp. (File #000-50902)

(Translation of registrant's name into English)

475 Howe St., #720, Vancouver, B.C. Canada, V6V 2B3

(Address of principal executive offices)

Attachments:

1.

News Release dated November 1, 2004

2.

News Release dated November 8, 2004

3.

News Release dated November 15, 2004

4.

News Release dated November 18, 2004

5.

News Release dated November 22, 2004

6.

Material Change Report- November 18, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: Nov 30, 2004

By: /s/ Seamus Young

 Name

Its: President/Director

        (President, CEO,)

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: November 1, 2004

GOLDEN SYLVIA IRON FORMATION REVERSE CIRCULATION DRILL UPDATE

International KRL Resources Corp. is pleased to announce results from the remaining 5 drill holes on its reverse circulation drilling program on the Golden Sylvia Iron Formation located on the Company’s 100% wholly owned Copper Hill Property situated 100 km south of Timmins, Ontario. The drill program concluded on the 1st October, 2004.

Drill hole RCGS-04-50 was drilled downdip of an earlier intercept in drill hole RCGS-04-21 which assayed 2.43 g/t Au over 13.26 meters. The downdip expression of this mineralized zone, approximately 30 meters downdip intersected 1.45 g/t Au over 11.22 meters from 31.71 to 42.93 meters (0.042 oz/t Au over 36.80 feet). An intersection further down the hole returned 2.16 g/t Au over 7.14 meters from 66.39 to 73.53 meters (0.063 oz/t over 23.42 feet). RCGS-04-50 was drilled to the south of previous RC drill holes and establishes the downdip continuity of these zones as far east as 500W. To date, 53 reverse circulation vertical drill holes have been drilled on the Golden Sylvia Iron Formation. The drilling has helped in establishing continuity between sections and augmented grades in earlier historic diamond drilling. The project at this stage is advanced enough to merit a prefeasability independent resource audit with attendant recommendations for further drilling to expand upon the current mineralization.

HOLE-ID	LOCATION	GOLD GRADE (g/tonne)	INTERVAL (Meters)	FROM (Meters)	TO (Meters)	GOLD GRADE (OPT)	INTERVAL (Feet)
RCGS-04-48	650W; 2850N	N.S.V.
RCGS-04-49	950W; 2940N	N.S.V.
RCGS-04-49B	950W; 2950N	N.S.V.
RCGS-04-50 And	500W; 2825N	1.45 2.16	11.22 7.14	31.71 66.39	42.93 73.53	0.042 0.063	36.80 23.42

*N.S.V. No Significant Value

 A program of reconnaissance mapping and prospecting is currently being initiated to the northwest of the Golden Sylvia Iron Formation as well as “ground truthing” airborne EM anomalies. The focus of this initiative is to determine the presence of additional iron formations on strike with the GSIF. The Qualified Person on this project is Peter Caldbick, P.Geo.

ON BEHALF OF THE BOARD

 “Seamus Young”

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

The TSX Venture Exchange has neither approved or disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: November 8, 2004

GOLDEN SYLVIA IRON FORMATION REVERSE CIRCULATION DRILL UPDATE

International KRL Resources Corp. is pleased to announce results from the last reverse circulation drill hole on the Golden Sylvia Iron Formation located on the Company’s 100% wholly owned Copper Hill Property situated 100 km south of Timmins, Ontario. The drill program concluded on the 1st October, 2004.

Drill hole RCGS-04-51 was drilled south-east of drill hole RCGS-04-21 which assayed 2.43 g/t Au over 13.26 meters. To date, 53 reverse circulation vertical drill holes have been drilled on the Golden Sylvia Iron Formation. The reverse circulation drill holes have helped in establishing continuity between sections with increased grades than in earlier diamond drill holes.

HOLE-ID	LOCATION	GOLD GRADE (g/tonne)	INTERVAL (Meters)	FROM (Meters)	TO (Meters)	GOLD GRADE (OPT)	INTERVAL (Feet)
RCGS-04-51	475W; 2810N	0.41	16.23	34.47	50.79	0.012	53.23

A program of reconnaissance mapping, prospecting and “ground truthing” airborne EM anomalies is in progress to the northwest of the Golden Sylvia Iron Formation. The focus of this initiative is to determine the presence of additional iron formations on strike with the GSIF. The Qualified Person on this project is Peter Caldbick, P.Geo.

ON BEHALF OF THE BOARD

          “Seamus Young ”

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved or disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: November 15, 2004

AIRBORNE SURVEY PROSPECTING AND MAPPING

International KRL Resources Corp. is pleased to announce that since October 1, the Company has had two geologists and an assistant prospecting and mapping the results of a high resolution fixed-wing airborne geophysical survey carried out on it’s 100% wholly owned Copper Hill Property situated 100 km south of Timmins, Ontario.

The airborne geophysical survey was carried out by Fugro Airborne Surveys with the GEOTEM electromagnetic and magnetic system. The survey entailed 1081 line kilometers on 113 flight lines ranging in length from 6km to 16km and spaced at 150m intervals and 57 tie line kilometers on 11 tie lines spaced at 5 km intervals. The principal exploration targets on the property are base metals, exemplified by the Copper Hill massive sulphide system and gold mineralization as exemplified by the Golden Sylvia Iron Formation zone.

The Copper Hill massive sulphide zone is signatured by a weak but distinct 2-line electromagnetic anomaly in the GEOTEM airborne survey. There are 2 other similar electromagnetic anomalies along strike from the Copper Hill zone that have not been followed-up. Both these features occur in lakes. The iron formation that hosts the Golden Sylvia zone is intensely magnetic in places and is evident in the airborne survey as a distinct magnetic high. There are several similar magnetic anomalies in the airborne survey and mapped iron formations that require follow-up prospecting.

For more information on International KRL Resources Corp. please visit www.krl.net and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

Per: “Judith T. Mazvihwa”_

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved or disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: November 18, 2004

INTERNATIONAL KRL RESOURCES CORP. ACQUIRES PROSPECTIVE URANIUM, COPPER AND GOLD PROPERTY

International KRL Resources Corp. (the “Company”) is pleased to announce that it has acquired a substantial uranium, copper and gold property, known as the Nor Property in the Dawson Mining District, Yukon Territory. The Company entered into the agreement dated October 28, 2004, with Shawn Ryan (the “Agreement”) whereby the Company has been granted an option to acquire a 100% interest in a mineral property consisting of 52 units.  Under the terms of the Agreement, in order to exercise the option the Company must pay the sum of $207,500 and issue 1,000,000 common shares over a period of four years.  The owner has retained a 2% net smelter return royalty, one-half of which may be purchased by the Company for the sum of $2,000,000.  The Agreement is subject to the acceptance of the TSX Venture Exchange.

For more information on International KRL Resources Corp. please visit www.krl.net and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

_”Seamus Young”__________________

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

 The TSX Venture Exchange has neither approved or disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: November 22, 2004

INTERNATIONAL KRL RESOURCES CORP. STAKES ADDITIONAL CLAIMS ON THE NOR URANIUM PROPERTY

International KRL Resources Corp. (the “Company” or “IRK”), has acquired by option the 52 claim Nor Property located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway, and 250 km north of Dawson City, Yukon Territory.

Getty Minerals Limited first staked the area in 1977 with an interest in uranium and copper.  An aeromagnetic survey conducted by the GSC and the Yukon Resources Management in 2003 indicates the Nor Ridge to be of much greater significance than anticipated by the operators.

The Nor Ridge has a separate satellite aeromagnetic anomaly on the western flank of a significantly larger and deeper anomaly to the east.  Boulder samples collected by the previous operators of the Nor Ridge returned values of up to 4% uranium (U2 O8) in two separate areas associated with copper and gold.

The Nor Ridge is 1.6 km wide by 9 km long and IRK has staked additional claims adjacent to the 52 claims optioned to secure this area.  Management thinks it is justified in authorizing the expense build up the large position and considers the potential of the property most significant; indicated by the current considerable industry interest in the new project.  IRK, due to the large land spread acquired, is the only active participant in the region at the moment.

Recent work sponsored by IRK included 34 soil samples with the following results:

•

Uranium - 68% of the 34 samples collected returned values greater than 1ppm with the highest value of 3.8 ppm.

•

Copper – 59% of the 34 samples collected returned values greater than 100ppm with the highest value of 2029.5 ppm.

•

Gold – 35% of the 34 samples collected returned values greater than 1.5ppb with the highest value of 24.2 ppb.

The Company hopes that future work will amplify the similarities of the Nor project with a model of the Olympic Dam deposit in South Australia, the major impetus behind the Company’s enthusiasm for the project.  Currently, an analysis of the project is taking place and a major work program is being formulated intended to commence next spring.

The original option agreement is filed with the Regulatory Authorities for approval.   The Qualified Person on this project is Michael Sanguinetti, P.Eng. For more information on International KRL Resources Corp. please visit www.krl.net and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

Per: Judith T. Mazvihwa

___________________

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved or disapproved the information contained herein.

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1.

Name and Address of Company

International KRL Resources Corp.

Suite 720-475 Howe Street

Vancouver

BC

V6C 2B3

Item 2.

Date of Material Change

November 18, 2004

Item 3.

News Release

The news release was issued on November 18, 2004 and disseminated through Stockwatch.

Item 4.

Summary of Material Change

The Company was granted the option to acquire the Nor Property.

Item 5.

Full Description of Material Change

Please see attached news release dated November 18, 2004

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7.

Omitted Information

Not applicable.

Item 8.

Executive Officer

For more information, please contact Seamus Young, [President and Chief Executive Officer] at (604) 689-0299.

DATED November 18, 2004.

Per:	“Seamus Young”
Seamus Young [President and CEO]

INTERNATIONAL KRL RESOURCES CORP.

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V)

DATE: November 18, 2004

INTERNATIONAL KRL RESOURCES CORP. ACQUIRES PROSPECTIVE URANIUM, COPPER AND GOLD PROPERTY

International KRL Resources Corp. (the “Company”) is pleased to announce that it has acquired a substantial uranium, copper and gold property, known as the Nor Property in the Dawson Mining District, Yukon Territory. The Company entered into the agreement dated October 28, 2004, with Shawn Ryan (the “Agreement”) whereby the Company has been granted an option to acquire a 100% interest in a mineral property consisting of 52 units.  Under the terms of the Agreement, in order to exercise the option the Company must pay the sum of $207,500 and issue 1,000,000 common shares over a period of four years.  The owner has retained a 2% net smelter return royalty, one-half of which may be purchased by the Company for the sum of $2,000,000.  The Agreement is subject to the acceptance of the TSX Venture Exchange.

For more information on International KRL Resources Corp. please visit www.krl.net and SEDAR and EDGAR websites.

ON BEHALF OF THE BOARD

_”Seamus Young”__________________

Seamus Young, President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

720 – 475 Howe Street, Vancouver, B.C.  V6C 2B3
Telephone:  (604) 689-0299    Facsimile:  (604) 689-0288   Toll Free in U.S.A.:  1 (800) 665-3772
Email:  info@krl.net   Web Page:  www.krl.net

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved or disapproved the information contained herein.